July 8, 2021

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on April 7, 2021
CIK No. 0001854572

Dear Mr. Donald Field:

This letter is in response to the letter dated May 5, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The second amendment to Draft Registration Statement on Form F-1 (the “Amendment No. 2”) is being filed to accompany this letter.

Amendment No.1 to Draft Registration Statement on Form F-1

The proper functioning of our e-commerce platform, page 25

1. Please file any material agreements with your third-party service provider, as tell us why you do not believe you are required to do so.

In response to the Staff’s comments, we confirm that we reviewed the agreements we have with third-party service providers and believe that each of them is (i) made in the ordinary course of business, and (ii) immaterial to us with respect to the amount, content, and our dependence on the performance under such agreement.

If we fail to prevent security breaches, improper access to or disclosure of our user data..., page 26

2. Please tell us whether you have experienced any material disruptions, outages, cyberattacks, attempts to breach your systems, or other similar incidents. If so, please disclose such incidents, including the cost and impact of such incidents.

In response to the Staff’s comments, we added disclosure on page 27 of the Amendment No. 2 to state that we have not experienced any material disruptions, outages, cyberattacks, attempts to breach our systems, or other similar incidents.

The dual class structure of our ordinary shares..., page 35

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

3. Please add risk factor disclosure discussing the following:

•	that a multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity;

•	that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders; and

•

the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.

Please include similar disclosure under Description of Share Capital, as necessary.

In response to the Staff’s comments, we added the risk factor disclosures on page 50 and 51 of the Amendment No. 2 to discuss the impacts of our dual-class structure. Further, we added the similar disclosure on page 165 under Description of Shares Capital of the Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Key Financial Performance Indicators, page 72

4. We note that you disclose a customer retention rate. Please revise your disclosure to provide a clear definition of this performance metric, the reasons why the metric is useful to investors and explain how management uses the metric in managing or monitoring the performance of the business. Please refer to the metrics guidance set forth in SEC Release No. 33-10751.

In response to the Staff’s comments, we replaced the disclosure of the customer retention rate with disclosure of the number of repeat customers, its definition, as well as the importance of this metric to investors and the management on page 76 of the Amendment No. 2.

5. Please disclose whether the number of customers represents unique customers, and how you measure the number of customers.

In response to the Staff’s comments, we added the disclosure on page 76 of the Amendment No. 2 to clarify the calculation of the number of customers.

Comparison for Results of Operations for the Fiscal Years Ended June 30, 2020 and 2019, page 75

6. You note that average selling price decreased 11.5% and 59.7% for semiconductor products and equipment and tool products, respectively, due to changes in product mix. Please disclose the drivers behind the change in product mix and whether you believe this is a trend that is reasonably likely to have a material impact on the company’s future operating results or financial condition.

In response to the Staff’s comments, we revised the disclosure on page 81 and 88 of the Amendment No. 2 to explain the drivers behind the change in product mix which is determined by market conditions. As we adjust our product mix from time to time based on market demands which had driven the decreases in average selling price not only during the fiscal years ended December 31, 2020 and 2019, but also during the six months ended June 30, 2021 and 2020, we are unable to predict with reasonable certainty whether such price decrease will continue to be a trend. If it is, we do not believe it is likely to have a material impact on our future operating results or financial condition because the variety of the SKUs we provide can minimize the impact of the price decease and product costs and other factors that contribute to our future operating results may offset such a decrease in response to the market condition.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Liquidity and Capital Resources, page 82

7. Please describe how cash is transferred to your onshore PRC subsidiaries and VIE’s and conversely how earnings and cash are transferred from the PRC subsidiaries and VIE’s to offshore companies, and describe any restrictions that impact the ability to transfer cash within the corporate structure. In addition, please discuss the nature of any restrictions on the net assets of your subsidiaries, the amount of those net assets, and the potential impact on your liquidity. Finally, please disclose the amount of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction.

In response to the Staff’s comments, we added disclosure under “Liquidity and Capital Resources” on page 93 of the Amendment No. 2.

Market Opportunities and Competition, page 95

8. Given that you sell electronic component products to customers in the PRC, please explain the relevance of the data for worldwide semiconductor revenue that appears on pages 96 and 97.

In response to the Staff’s comments, we revised disclosure on page 113 of the Amendment No. 2 by removing the data related to worldwide semiconductors and adding the data related to Chinese market therein.

Competition, page 98

9. Please explain what BEP represents in the chart on page 98.

In response to the Staff’s comments, BEP represents “Break-Even Point” which was calculated by us. Pursuant to the Staff’s comment, we have removed such figures in the table on page 115 of the Amendment No. 2.

Our Strengths, page 99

10. Please refer to the first bullet. We note your disclosure that you believe that your ecommerce business model and leading market position will further strengthen your ability to attract more customers in China’s electronics industry. Please substantiate your claim of having a leading market position and specify the basis by which you are leading (ex: revenue, number of customers) and clarify the specific market applicable to this comparison. Please substantiate and revise comparable language in the fifth bullet.

In response to the Staff’s comments, we revised the disclosure on page 116 and 117 of the Amendment No. 2.

How Does Our Platform Work?, page 106

11. Please refer to Figure 5. Please revise the figure so that the text is legible.

In response to the Staff’s comments, we replaced the Figure 5 on page 124 of the Amendment No. 2.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Our Customers, page 108

12. We note your disclosure that your platform provides wide sources of electronic component with real-price match system and one-stop order fulfillment to convert most of your customers into repetitive customers. Please revise the third paragraph to disclose the number of repeat customers for the fiscal years ended June 30, 2020 and 2019, respectively.

In response to the Staff’s comments, we disclosed the number of repeat customers on page 126 of the Amendment No. 2.

Board of Directors, page 135

13. We note your disclosure that your board of directors presently consists of 5 directors, including 3 independent directors. Please reconcile this disclosure with your management chart in the immediately proceeding section. In this regard, we also note your signature page lists Lei Xia as a director.

In response to the Staff’s comments, we revised the disclosure on page 153, 160, 163, F-34, F-74 and II-5 of the Amendment No. 2.

Description of Share Capital, page 145

14. Please clarify whether there are any “sunset” provisions that limit the lifespan of the Class B ordinary shares and disclose any circumstances or events in which the conversion of high-vote shares is mandatory.

In response to Staff’s comments, we added disclosure on the cover page, page 11, 61, and 165 of the Amendment No. 2 to clarify that there are no “sunset” provisions that limit the lifespan of the Class B ordinary shares, so the holders of Class B Ordinary Shares are able to hold their Class B Ordinary Shares for any period of time provided that we will adopt an amended and restated memorandum and articles of association upon the effectiveness of this registration statement pursuant to which the Class B ordinary shares shall automatically convert into fully paid and nonassessable Class A ordinary shares on a one-to-one ratio upon the occurrence of certain events as described therein.

Taxation , page 158

15. We note your discussion of PRC tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. Please tell us whether you intend to file a tax opinion, and, if not, please tell us why you believe such an opinion is not required.

In response to the Staff’s comment, we have filed a form of tax opinion as Exhibit 8.1 along with the Amendment No. 2 which was prepared by Han Kun Law Offices, our PRC counsel.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Financial Statements, page F-1

16. Please provide unaudited financial statements covering at least the first six months of the 2021 fiscal year or explain why such financial statements are not required. Reference is made to Item 8.A(5) of Form 20-F.

In response to the Staff’s comment, we provided unaudited financial statements with notes covering the first six months of the 2021 fiscal year from page F-42 to F-83 of the Amendment No. 2.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Earnings per Share, page F-21

17. Your disclosure on page F-21 indicates that as of June 30, 2020 and 2019, there were no dilutive securities. However, your disclosure in Note 15 indicates that you issued stock options during all periods presented with exercise prices of $.08 to $1.20 per share when the fair value of your ordinary shares during these periods was $4.00 per share. Please explain why you do not believe your outstanding stock options were dilutive during 2020 and 2019 when you had positive net earnings during each of these periods and your outstanding options had exercise prices less than the fair values of your common shares. Refer to the guidance in ASC 260-10-45.

In response to the Staff’s comments, we revised the disclosure to present the dilutive securities on page F-23 of the Amendment No. 2.

Note 11 - Taxes

Deferred Tax Assets, page F-31

18. Please explain the evidence you considered in concluding that a full valuation allowance for deferred tax assets derived from net operating loss carryforwards was necessary. We note you have reported earnings in each of the last two years. Reference is made to ASC 740-10-30-16 through ASC 740-10-30-24.

In response to the Staff’s comments, we added the disclosure on page F-33 and F-34 of the Amendment No. 2.

Noted 15-Share-Based Compensation, page F-34

19. Once your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

In response to the Staff’s comments, we will reconcile and explain the difference between the fair value of the common stock underlying our equity issuances and the reasons for any differences between the recent valuations of our common stock leading up to the IPO and the estimated offering price, once our estimated IPO price is known and included in our registration statement.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Item 7. Recent Sales of Unregistered Securities, page II-1

20. We note that the number of Class A ordinary shares issued and related consideration received during 2018, 2019 and 2020 as disclosed on page II-1 of your filing is inconsistent with that noted in your audited consolidated statements of changes in shareholders’ equity included on page F-5. Please reconcile and revise these disclosures.

In response to the Staff’s comments, we revised the disclosure on page II-1 of the Amendment No. 2 to provide issuance of options during the fiscal years instead of calendar years.

General

21. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

In response to the Staff’s comments, the Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Lei Xia
Lei Xia Chief Executive Officer and Director

CC:   Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen